UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

July 30, 2020

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Mr. David Orlic

Re:	Absolute Core Strategy ETF

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Mr. Orlic:

Below please find our supplemental response to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Preliminary Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934, filed July 16, 2020 (the “Proxy”), for the Absolute Core Strategy ETF (the “Fund”).

(1)	Comment: Page 17 of the Proxy indicates in the first paragraph that based upon the representations from Absolute, the Fund is not expected to be subject to any “unfair burden” as a result of the Transaction within the meaning of Section 15(f) under the Investment Company Act. Please disclose that the Fund will be in compliance with the Section 15(f) safe harbor.

Response: We intend modify clause (v) of the disclosure on page 17 to read as follows: “(v) that the Fund will be in compliance with the Section 15(f) safe harbor, based upon the Board composition and the representations from Absolute that the Fund is not expected to be subject to any “unfair burden” as a result of the Transaction within the meaning of Section 15(f) under the Investment Company Act.”

We also intend to add the following section to the Proxy on page 15:

Certain Conditions Under the Investment Company Act. Under the terms of the Purchase Agreement, the principals and certain officers of Absolute received compensation as part of the Transaction. Section 15(f) of the Investment Company Act provides a safe harbor for the receipt by an investment adviser or any of its affiliated persons of any amount or benefit in connection with a transaction involving the assignment of an investment advisory agreement if two conditions are satisfied.

The first condition is that, an “unfair burden” must not be imposed upon the Fund as a result of the Transaction. The term “unfair burden” includes any arrangement, during the two-year period immediately after the assignment, whereby Absolute (or its successors), or any interested person of Absolute, receives or is entitled to receive any compensation directly or indirectly from the Fund or its shareholders (other than fees for bona fide investment advisory or other services) or from any person in connection with the purchase or sale of the Fund’s assets (other than fees for bona fide principal underwriting services).

The second condition is that, during the three-year period immediately after the assignment, at least 75% of the Board must not be “interested persons” of the investment adviser or predecessor investment adviser within the meaning of the Investment Company Act. The current constitution of the Board satisfies the foregoing condition.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David R. Carson, President, Unified Series Trust

Ms. Cassandra W. Borchers, Esq., Thompson Hine LLP